MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

February 11, 2010

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

February 11, 2010 to the Toronto Stock Exchange and the NYSE Amex, being the only exchanges upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

The Company announced that it received notice of acceptance by the NYSE Amex of the Company’s Compliance Plan.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) received notice of acceptance by the NYSE Amex LLC (“NYSE Amex” or the “Exchange”) of the Company’s listing compliance plan (the “Plan”). The Plan was submitted to the NYSE Amex in response to notification from the Exchange in late November, 2009 of the Company’s non-compliance with Section 1003(a)(iii) of the NYSE Amex Company Guide, having stockholders’ equity of less than $6,000,000 at July 31, 2009, while sustaining losses from continuing operations and net losses in its five most recent fiscal years.

With the Exchange’s acceptance of the Plan, the Company’s NYSE Amex listing is expected to continue during the Plan period, up to May 11, 2011, subject to periodic review to determine whether the Company is making progress consistent with the Plan and conditions of NYSE Amex. If the Company is not in compliance with the continued listing standards at the end of the Plan period, or if the Company does not make progress consistent with the Plan during the period, then the Exchange may initiate delisting proceedings.

The Company’s common shares continue to trade on the NYSE Amex under the symbol “PMU” with the trading symbol extension “BC” to denote non-compliance with the Exchange’s continued listing standards while the Plan period is in effect. The Company’s common shares also continue to be listed on the Toronto Stock Exchange (“TSX”) in Canada under the symbol “PMU”.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations (604) 689-1976

Item 8	Date of Report

February 11, 2010